Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: International Flavors & Fragrances Inc.

Subject Companies: International Flavors & Fragrances Inc.; Frutarom Industries Ltd.

Filer’s Commission File Number: 1-4858

Date: May 7, 2018

IFF To Combine With Frutarom Creating a Global Leader in Taste, Scent and Nutrition Compelling Sales Profit Consideration Value Accelerating EBITDA Margin IFF to acquire Frutarom for Organic and Expansion via $106.25 per share1 Creation Inorganic Revenue Realization of Cost and (67% cash / 33% stock) Opportunity Generation Cross-Selling Synergies Transaction valued at ~$7.1 billion, including EPS Cash Flow assumption of Frutarom’s net debt Double Digit Enhanced Cash Flow Adjusted Cash EPS to Meet Operating, Affiliates of ICC Industries Accretive in Year 2 Financing and Strategic Needs Inc. with an approximately 36% stake of Frutarom’s outstanding shares, to vote in favor of transaction Compelling Strategic Rationale Expected closing in six to nine months Natural Portfolio Customers Creates global Expands beyond Significantly increases exposure “By combining our deep leader in natural flavors and to fast-growing R&D expertise with solutions fragrances into fast-growing small- and mid- Frutarom’s, we are offering Well-positioned to categories of natural sized customers, our customers a broader address customer & colors, enzymes, including private range of solutions and consumer demands antioxidants & label accelerating our growth health ingredients strategy. We believe this Opportunity combination will lead to Comprehensive to leverage faster and more profitable TastepointSM model portfolio with growth, enhanced free integrated solutions cash flow and generate greater returns for our shareholders.” Expands Exposure to Small & Mid-Sized Customers Andreas Fibig IFF Chairman and CEO “Today marks the culmination of a decades-long vision to become a global leader in taste and health. This combination provides great opportunities for both our dedicated employees and highly valued customers who will enjoy our Flavors Flavors combined technologies and global reach while maximizing value for our Fully Integrated Solutions shareholders.” Fine Beverage Ori Yehudai Frutarom President and CEO Consumer Sweet Cosmetic Dairy Fragrance Flavor Naturals Health & Supplements Bakery Wellness Savory 1 Based on IFF 10-day VWAP for the period ending May 4, 2018 % of 2018 sales 50% 50% 40% 60% Global Multinational customers local, reginonal & private label customers foundational growth opportunities accelerated growth opportunities 2x+ growth rate

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding IFF’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements. Statements in this communication concerning IFF’s business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of IFF based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from IFF’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IFF is unable to predict or control, that may cause IFF’s actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in IFF’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to IFF’s proposed acquisition of Frutarom include, but are not limited to, the inability to obtain required regulatory approvals for the acquisition, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the acquisition, the inability to obtain the requisite Frutarom shareholder approval of the transaction, the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all, the failure of the proposed transaction to close for any other reason, uncertainties as to access to available financing (including financing for the acquisition or refinancing of IFF or Frutarom debt) on a timely basis and on reasonable terms, the impact of IFF’s proposed financing on its liquidity and flexibility to respond to other business opportunities, whether the acquisition will have the accretive effect on IFF’s earnings or cash flows that it expects, the inability to obtain, or delays in obtaining, cost savings and synergies from the acquisition, costs and difficulties related to the integration of Frutarom’s businesses and operations with IFF businesses and operations, unexpected costs, liabilities, charges or expenses resulting from the acquisition, adverse effects on IFF’s stock price resulting from the acquisition, the inability to retain key personnel, and potential adverse reactions, changes to business relationships or competitive responses resulting from the acquisition.

In addition to the factors set forth above, other factors that may affect IFF’s plans, results or stock price are set forth in IFF’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Many of these factors are beyond IFF’s control and IFF cautions investors that any forward-looking statements made by IFF are not guarantees of future performance. IFF disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information and Where to Find It

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. IFF will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Frutarom that also constitutes a prospectus of IFF. INVESTORS AND SECURITY HOLDERS OF FRUTAROM ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement (when available) and other documents filed with the SEC by the parties through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IFF will be available free of charge on IFF’s internet website at ir.iff.com.